LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

November 8, 2007

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Cape Bancorp, Inc. Form S-1, File No. 333-146178

Dear Mr. Webb:

We are in receipt of your letter dated November 6, 2007 providing comments on the referenced filing for Cape Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Form S-1/A, filed October 29, 2007

General

1.	Please refer to prior comment 1 from our letter dated October 16, 2007. Footnote (1) to the registration fee table states that the number of shares being registered for purposes of the merger is 5,429,507. However, the front cover page of the prospectus identifies only 4,939,424. Additionally, the number of shares identified throughout the prospectus for issuance in the merger is 5,423,094, which is different than the number of shares being registered. Please revise the front cover page of the prospectus to include all shares that are to be issued to Boardwalk shareholders. Refer to Item 501(b) of Regulation S-K. Additionally, please correct the inconsistencies throughout the prospectus.

Mr. Mark Webb

November 8, 2007

We note the comment and submit to the staff that the disclosure in the proxy/prospectus and the disclosure in the forepart of the registration statement is accurate and does not require revision for the following reasons:

Pursuant to the merger agreement, 50% of the merger consideration is to be paid in cash. With respect to the other 50% of the merger consideration, the number of shares of the Company’s common stock to be issued to Boardwalk Bancorp, Inc. (“Boardwalk”) shareholders is dependent upon the number of issued and outstanding shares of Boardwalk common stock on the effective date of the merger (the “Effective Date”). Specifically, with respect to 50% of the issued and outstanding shares of Boardwalk common stock on the Effective Date, for each outstanding share of Boardwalk common stock, 2.3 shares of Company common stock will be issued. The exact number of shares of Company common stock to be issued in the merger is currently not ascertainable, however, due to the existence of outstanding options to purchase shares of Boardwalk common stock (i.e., the number of shares of issued and outstanding Boardwalk common stock can change daily).

In the proxy/prospectus, the Company must pick a single historical date on which to base its disclosure with respect to the number of outstanding shares of Boardwalk common stock and, in turn, the number of shares of Company common stock to be issued in the merger. Consistent with the other financial disclosure in the proxy/prospectus, the Company chose June 30, 2007, and at this date, there were 4,295,151 issued and outstanding shares of Boardwalk common stock and there were options to purchase 420,583 shares of Boardwalk common stock at this date. The Company assumes in the disclosure what is thought to be the most likely scenario, which is that all of the 420,583 options that were outstanding at June 30, 2007 will be cashed out at the Effective Time, as opposed to being exercised. Under this scenario, the total number of shares of Company common stock to be issued in the merger would be 4,939,424, pursuant to the following equation:

(4,295,151) x (2.3 shares of Company common stock) x 0.50 (50% of outstanding shares) =

4,939,424 shares of Company common stock to be issued in the Merger to Boardwalk shareholders.

If, however, the 420,583 options were exercised (as opposed to being cashed out), then the number of shares of Boardwalk common stock outstanding would increase to 4,715,734 and the number of shares of Company common stock to be exchanged would increase to 5,423,094 as follows:

Mr. Mark Webb

November 8, 2007

(4,715,734) x (2.3) x 0.50 = 5,423,094 shares of Company common stock to be issued in the

Merger to Boardwalk shareholders.

Finally, because of Boardwalk’s dividend reinvestment plan and its employee stock purchase plan, the number of shares of issued and outstanding Boardwalk common stock increased marginally from June 30, 2007 to the date of the initial filing of the Company’s registration statement. This increase in outstanding shares resulted in the maximum potential of shares of Company common stock to be issued to Boardwalk shareholders in the merger (assuming the exercising as opposed to the cashing out of all options) increasing from 5,423,094 to 5,429,507, which is the amount of shares that are included in Footnote (1) to the registration fee table on the forepart of the registration statement pursuant to Item 501(b) of Regulation S-K.

2.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

The updating requirements of Rule 3-12 of Regulation S-X are noted.

3.	Some of the typeface used in the prospectus is too small, e.g., pages 11 and 201. Please revise.

We note the staff’s comment and advise the staff that the typeface used in the prospectus complies with Securities Act Rule 420(a). Generally, the prospectus is presented in 11-point roman type, with the exception of certain tabular disclosure which, to the extent necessary for convenient presentation, is presented in 8-point type. We note that the tabular disclosure presented on pages 11 and 201 is in 8-point roman type.

Pro Forma Unaudited Condensed Consolidated Statement of Income for the Six Months Ended June 30, 2007, page 72

4.	Please refer to comment 10 in our letter dated October 16, 2007. We believe that adjustments to record estimated stock-based incentive plan expense and stock option plan expense are factually supportable given the information provided regarding the plans throughout the filing. Therefore, please revise here and in your other pro forma information to include your estimated expense related to these plans.

The disclosure on page 72 and in the other pro forma information has been revised in response to the comment.

5.	Please refer to comment 11 in our letter dated October 16, 2007. Please tell us why you need to record a merger adjustment to accrete the difference

Mr. Mark Webb

November 8, 2007

between the market value and face value for available-for-sale securities. Specifically tell us why this amount is not recorded in the historical income statements.

In conjunction with purchase accounting, the financial assets and liabilities of Boardwalk are restated to market value based on prevailing market rates. Any resulting premiums or discounts are accreted into income or expensed as a yield adjustment pursuant to SFAS 91. These entries effectively make the financial assets or liabilities yield (or cost) a market rate of interest. In a similar manner, the market discount on available for sale securities is based upon prevailing market rates. It is appropriate to accrete the discount into income over the lives of these investments so that they provide a market yield. This entry would be made whether the investment securities were available-for-sale or held-to-maturity. In either case, on a pro forma basis, the result would be a portfolio of investment securities that would be yielding a market rate of return.

There would be no similar entries to the historical income statement pursuant to Statement of Financial Accounting Standard 115. Under SFAS 115, the market value adjustments of an available–for-sale portfolio are recorded through other comprehensive income which is recorded as an adjustment to stockholders’ equity on a company’s balance sheet.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Boardwalk Bancorp

Borrowings, page 175

6.	Please refer to comment 16 in our letter dated October 16, 2007. We note that you have included a table on page 174 of the black-lined filing with the ending balance and weighted average interest rate for each category of short-term borrowings. Please revise the table to also include information required by sections VII.(2) and VII(3) of Industry Guide III of Regulation S-K for all periods presented.

The table on page 175 has been revised in response to the comment.

Compensation Discussion and Analysis

Company Performance and Incentive Plan Awards, page 193

Mr. Mark Webb

November 8, 2007

7.	Revise the fifth paragraph to clarify what specific performance target measures were achieved in 2006. Additionally, revise the sixth paragraph to clarify the criteria on which the individual performance target measures were based and whether or not they were achieved in 2006. Please also describe how achievement of the specified performance target measures and individual goals resulted in specific payouts under each element. Refer to Item 402(b)(2)(vi) and (vii) of Regulation S-K.

This section has been moved in order to present the disclosure on the plan-based awards after the Summary Compensation Table, and now appears on pages 202 and 203. The disclosure throughout this section has been revised and supplemented in response to the comment.

Change in Control Agreements, page 203

8.	Please refer to prior comment 23 from our letter dated October 16, 2007. Although the amended disclosure advises investors that the agreements supersede and replace the existing change in control agreements with Boardwalk Bancorp, the disclosure does not adequately address how Cape determined that the terms of the agreement are appropriate in light of Cape’s compensation policies and objectives. Please refer to Item 402(j) and 402(b) of Regulation S-K.

The disclosure on page 203 has been revised in response to the comment.

Phantom Restricted Stock Plan and Phantom Incentive Stock Option Plan, pages 204 and 205

9.	Revise these sections to include the number of phantom restricted shares and phantom incentive stock options that were granted to each officer included in the select group of officers.

The disclosure on pages 205 and 206 has been revised in response to the comment.

Consolidated Financial Statements of Cape Savings Bank and Subsidiaries

Note 2. Summary of Significant Accounting Policies, page F-7

Mr. Mark Webb

November 8, 2007

10.	Please revise to disclose your accounting policies related to the phantom restrictive stock plan, phantom stock option plan and director retirement plan.

The disclosure on page F-12 has been revised in response to the comment.

Exhibits

General

11.	Please revise the descriptions of Exhibits 10.8 and 10.9 to reflect that the agreements are the amended and restated agreements.

The descriptions of Exhibits 10.8 and 10.9 have been revised to reflect that the agreements are amended and restated agreements.

12.	Please include the existing Phantom Incentive Stock Option Plan and Phantom Restricted Stock Plan agreements since the amended agreements have not yet been approved by the New Jersey Department of Banking and Insurance. Refer to Item 601(b)(10) of Regulation S-K.

Please note that the agreements initially provided as Exhibits 10.8 and 10.9 were the Amended and Restated Phantom Incentive Stock Option Plan and Phantom Restricted Stock Plan that were submitted to the New Jersey Department of Banking and Insurance (the “Department”) in January 2007 and approved by the Department on September 5, 2007. The first amendment to each of the Amended and Restated Phantom Incentive Stock Option Plan and Phantom Restricted Stock Plan were filed with the Department on October 1, 2007 and approved by the Department on October 30, 2007. We have included the form of each amendment for which approval was received on October 30, 2007 as Exhibits 10.8 and 10.9 hereto, and have disclosed receipt of Department approval.

13.	Please file as an exhibit to the registration statement a copy of the fairness opinion. In addition, please also file a copy of the board book. Refer to Item 21(c) of Form S-4.

The Janney Montgomery Scott fairness opinion and board presentation are filed as Exhibit 99.7 and 99.8, respectively.

Exhibit 8

Mr. Mark Webb

November 8, 2007

14.	Please refer to prior comment 32 from our letter dated October 16, 2007. As previously commented on, you may limit reliance on your opinion with regard to purpose, but not person. Please revise.

The opinion has been revised to remove the reference to who is entitled to rely on the opinion.

If you have any questions regarding this letter or the enclosed, please do not hesitate to contact me at (202) 274-2009.

Sincerely,

/s/ Marc P. Levy

Marc P. Levy

Enclosures